

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Tarek Robbiati
Chief Financial Officer
Hewlett Packard Enterprise Company
1701 East Mossy Oaks Rd.
Spring, TX 77389

> **Re: Hewlett Packard Enterprise Company**
> **Form 10-K for Fiscal Year Ended October 31, 2022**
> **Filed December 8, 2022**
> **File No. 001-37483**

Dear Tarek Robbiati:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services